VIA EDGAR

September 1, 2020

Andrea Ottomanelli Magovern, Assistant Director

Division of Investment Management

U.S. Securities and Exchange Commission 100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Template Filing Relief

Post-Effective Amendment No. 51 to the Registration Statement on Form N-4 of

John Hancock Life Insurance Company (U.S.A.) Separate Account H

File Nos. 333-70728, 811-04113

Dear Ms. Magovern:

In accordance with Rule 485(b)(1)(vii) under the Securities Act of 1933, as amended (the “1933 Act”), John Hancock Life Insurance Company (U.S.A.) (“John Hancock”) respectfully requests template relief from the staff of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 51 to the Registration Statement on Form N-4 of John Hancock Life Insurance Company (U.S.A.) Separate Account H (the “Registrant”) that was filed pursuant to Rule 485(a) on June 5, 2020 (the “Template Filing”). The Template Filing included a supplement that announces a limited offer to owners of certain variable annuity contracts, pursuant to which John Hancock would permit contract owners to voluntarily terminate their Income Plus For Life Series Riders and certain guaranteed death benefits (the “Offer Supplement”).

John Hancock proposes to use the Template Filing to include the Offer Supplement for the following post-effective amendments to be filed by the Registrant (the “Replicate Filings”). Because the Offer Supplement already covers each variable annuity contract to which the offer relates, John Hancock does not believe that any revisions to the Offer Supplement will be necessary for the Replicate Filings that are filed in reliance on the requested relief:

Replicate Filings	File Nos.	Relevant Contracts (Contract Id Nos.)	Approximate Dates of Filing and Effectiveness
Post-Effective Amendment No. 38	333-70850; 811-04113	Venture III (C000007846)	September 2, 2020
Post-Effective Amendment No. 37	333-71072; 811-04113	Vantage (C000007839)	September 2, 2020
Post-Effective Amendment No. 38	333-71074; 811-04113	Vision 2007 (C000043115) Vis 25 (C000007837) VV (C000007838)	September 2, 2020
Post-Effective Amendment No. 16	333-162245; 811-04113	Venture 4 (C000081726)	September 2, 2020
Post-Effective Amendment No. 11	333-172473; 811-04113	Venture 4 Series (C000100451)	September 2, 2020
Post-Effective Amendment No. 12	333-172476; 811-04113	Venture 7 Series (C000100454)	September 2, 2020

200 Berkeley Street, Boston, Massachusetts, United States, 02116

Andrea Ottomanelli Magovern, Assistant Director

September 1, 2020

In connection with this request, John Hancock confirms that:

•

The disclosure changes in the Template Filing are substantially identical to the disclosure changes that will be made in the Replicate Filings; the Replicate Filings will be sufficiently identical to the Template Filing to make this request under Rule 485(b)(1)(vii) appropriate.

•	The Replicate Filings will incorporate changes made to the disclosure included in the Template Filing to resolve any SEC Staff comments thereon.

•	The Replicate Filings will not include any other changes that would otherwise render them ineligible for filing under Rule 485(b) under the 1933 Act.

* * * * *

We understand that the SEC Staff will respond orally to this request. Please direct your reply or any questions to me at 617-663-3192 or Sophia Pattas at 617-663-2332.

Very truly yours,

/s/ Thomas J. Loftus

Thomas J. Loftus

AVP and Assistant Chief Counsel

617-663-3192

tloftus@jhancock.com

200 Berkeley Street, Boston, Massachusetts, United States, 02116